THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sutherland.com

April     , 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 2 To the Form N-6 Registration Statement For Farm Bureau Life Variable Account File No. 333-148203 and 811-05068

Dear Commissioners:

On behalf of Farm Bureau Life Insurance Company (the “Company”), on its own behalf and on behalf of Farm Bureau Life Variable Account (the “Account”), we have attached for filing Post-Effective Amendment No. 2 (the “Amendment”) to the Account’s registration statement on Form N-6.

The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 primarily for purposes of responding to comments received from the staff of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 1 to the Account’s registration statement. The Amendment also reflects routine and clarifying changes. As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).

The following paragraphs provide the Company’s response to oral comments received by counsel to the Company from Mr. Min S. Oh of the SEC staff on April 10, 2009. For the SEC staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows.

1.	Comment: Please disclose to the staff whether there are any types of guarantees or support agreements with third parties (i.e. agreements pertaining to the capitalization of

U.S. Securities and Exchange Commission

April     , 2009

the Company) to support any of the Company’s guarantees under the Policy or whether the Company will be primarily responsible for paying out on any guarantees associated with the Policy.

Response: The Company has not entered into any such guarantee or support agreements with third parties. The Company will be primarily responsible for payouts related to any guarantees associated with the Policies.

2.	Front and Back Cover

a.	Comment: Please disclose any name changes or changes of status with respect to the Investment Options listed on the front cover page (Ex: list the former name of Calvert Asset Management Company).

Response: The Company has complied with the SEC staff comment.

b.	Comment: Please confirm compliance with Item 1(b) of Form N-6 regarding the disclosure on the back cover page.

Response: The Company confirms that the disclosure on the back cover page of the Prospectus complies with Item 1(b) of Form N-6.

3.	Comment: In the “Policy Benefits/Risks Summary” section, for better grouping of information with regard to the allocations of premiums, please consider adding disclosure regarding the asset allocation program under the caption “Premiums” on page 4 and in the fuller discussion beginning on page 26.

Response: In response to the SEC staff comment, the Amendment adds the following as the last sentence to the first paragraph under the “POLICY BENEFITS” section on page 26 of the Prospectus, “You may also elect to participate in the asset allocation program and allocate all of your premiums to one of the five available asset allocation model portfolios (see “POLICY BENEFITS – Asset Allocation Program”).” The Summary section already contains a section on the asset allocation program.

4.	Fee Table

a.	Comment: In order to reduce excess narrative in the Transaction Fees table, please only include $10 under the Maximum Guarantee and Current Charge columns for the Transfer Charge. The remaining disclosure may appear in a footnote.

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April     , 2009

Response: The description of the Maximum Guaranteed and Current Transfer Charge in the Transaction Fees table currently states “First twelve transfers in a Policy Year are free, $10 for each subsequent transfer.” The Company believes that the current description of the Maximum Guaranteed and Current Transfer Charge represents a more complete and accurate description of the Charge and one that is more meaningful to Policyowners and prospective Policyowners. The current description is also fully consistent with the description of the transfer charge in the Policy. For these reasons, the Company respectfully declines to comply with the SEC staff comment.

b.	Comment: In the first Periodic Charges table on page 9 of the Prospectus, please consider reconciling the values for the guaranteed charge for the Policy Loan Interest Charge with footnote 11 to the table as well as the disclosure in the third bullet under “Loans” on page 4.

Response: The Company notes that the amount of the maximum guaranteed policy loan interest charge identified in the first Periodic Charges table on page 9 of the Prospectus is the same as the amount of the maximum guaranteed policy loan interest charge identified in the “Loans” section on page 4 of the Prospectus. The Company also notes that the discussion regarding the crediting of interest on collateral held for a loan in the Declared Interest Option and the availability to take a no interest or wash loan after the tenth Policy Year in the “Loans” section is consistent with the discussion of those items in footnote 11 to the Periodic Charges table on page 9 of the Prospectus. As such, the Company does not believe that the disclosures in those sections of the Prospectus are in any way inconsistent with one another. For these reasons, the Company respectfully declines to comply with the SEC staff comment.

c.	Comment: Please round all dollar amounts and percentages to the nearest hundredth as provided by General Instruction 1(a) to Item 3 of Form N-6.

Response: The Company has complied with the SEC staff comment.

d.	Comment: Please note that net expenses may only appear in the Annual Investment Option Operating Expenses table if contractual waivers will be in effect for at least one year.

Response: The Company acknowledges the SEC staff comment.

i. Comment: Disclose the end date for the applicable contractual fee waiver and expense reimbursement arrangements.

   Response: In response to the SEC staff comment, footnote 25 to the Annual Investment Option Operating Expenses table has been revised to reflect that the contractual fee waiver or reimbursement arrangements in place will continue until at least April 30, 2010.

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April     , 2009

ii.	Comment: Please reduce the size of the table in footnote 24 to match the size of the other footnote text.

Response: The Company has complied with the SEC staff comment.

e.	Comment: Please delete the last sentence of footnote 25.

Response: The Company has complied with the SEC staff comment.

5.	Comment: For more complete disclosure, incorporate Investment Option limitations disclosure in the last sentence of the first paragraph under the “Investment Options” section on page 14 of the Prospectus into the disclosure on page 24 of the Prospectus in the “Allocating Premiums” section.

Response: The Company notes that the Investment Option limitations disclosure referenced in the SEC staff comment is currently set forth in the “Allocating Premiums” section of the Prospectus.

6.	Asset Allocation Program

a.	Comment: Please provide disclosure with respect to how the asset allocation program interacts with other features of the Policy, including transfers, partial withdrawals and asset rebalancing programs. For more comprehensive disclosure, such disclosure should be provided here and in the sections discussing the other Policy features.

Response: Disclosure in the asset allocation and dollar cost averaging sections explain that the two programs are not compatible and cannot be simultaneously elected (pages 35 and 31, respectively). Also, the Prospectus discloses that the policies and procedures intended to limit frequent transfers are not applied to the asset allocation program (page 31).

b.	Comment: In the second paragraph in the “Selecting Asset Allocation Model Portfolios” section on page 34 of the Prospectus, please specify the process by which a Policyowner elects to change to a different model portfolio, including who, if anyone, they consult with in arriving at a decision. Also, which questionnaire is referred to in the last sentence of the paragraph—the original questionnaire or a subsequently administered questionnaire?

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April     , 2009

Response: The first paragraph in the “Selecting Asset Allocation Model Portfolios” section on page 34 of the Prospectus states “It is your responsibility to select or change your asset allocation model portfolio and your Investment Options. Your registered representative can provide you with information that may assist you in selecting a model portfolio and Investment Options.” The Amendment also adds the following to the second full paragraph in the “Selecting Asset Allocation Model Portfolios” section on page 34 of the Prospectus, “You may contact your registered representative or our Home Office for copy of the questionnaire.”

The questionnaire referenced in the last full paragraph under the “Selecting Asset Allocation Model Portfolios” section is the original questionnaire and is more fully described in the first paragraph of that section.

c.	Comment: In the paragraph proceeding “Note” on page 35 of the Prospectus, specify the process by which a Policyowner chooses to opt-out or not including who, if anyone, they consult with in making this determination. Apply the same to the third paragraph under the “Changes to Asset Allocation Model Portfolio” section on page 35 of the Prospectus in terms of reentering the asset allocation program.

Response: The paragraph preceeding “Note” on page 35 of the Prospectus discloses that the Policyowner should contact the Home Office prior to the specified deadline if they wish to opt-out. The Amendment adds the following to the end of the third paragraph under the “Changes to Asset Allocation Model Portfolio” section on page 35 of the Prospectus, “Please contact our Home Office to reenter the asset allocation program.”

d.	Comment: Please confirm whether the brochure referenced in the first paragraph in the “Asset Allocation Program” section on page 33 of the Prospectus contains the same information included in ETIMS’ Form ADV Part II.

Response: The brochure is designed to contain the same information as ETIMS’ Form ADV Part II.

e.	Comment: On page 34 of the Prospectus, in terms of timing, please reconcile the third bullet under “Annual Rebalancing” with the “Changes to Asset Allocation Model Portfolios” section on page 35 of the Prospectus.

Response: The third bullet in the “Annual Rebalancing” section relates to the timing of the rebalancing that automatically occurs to keep a particular Policyowner’s Accumulated Value allocated according to the selected model

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April     , 2009

portfolio. In contrast, the “Changes to Asset Allocation Model Portfolios” section addresses situations where ETIMS may need to modify a particular model portfolio to keep the model in line with its stated goals. Accordingly, the Company respectfully declines to comply with the SEC staff comment.

f.	Comment: In the second paragraph under the “Changes to Asset Allocation Model Portfolios” section on page 35 of the Prospectus, please disclose what happens to a Policyowner’s Accumulated Value upon opting-out of the asset allocation program.

Response: The Amendment adds the following disclosure to end of the second paragraph under the “Changes to Asset Allocation Model Portfolios” section on page 35 of the Prospectus, “When your participation in the asset allocation program terminates, your Accumulated Value will remain in the same Subaccounts it was in immediately prior to your opting out of the program until such time as you may request to transfer your Accumulated Value.”

g.	Comment: In the third paragraph under “Overview” section on page 33 of the Prospectus, please clarify that ETIMS has an advisory relationship with each Policyowner with regard to developing and updating the asset allocation program.

Response: The Amendment adds the phrase “will have an advisory relationship with each Policyowner” to the second sentence of the third paragraph under the “Overview” section on page 33 of the Prospectus.

7.	Declared Interest Option

a.	Comment: Please move the disclosure addressing the investment risks associated with the General Account on page 6 of the SAI to the “THE DECLARED INTEREST OPTION” section on page 44 of the Prospectus.

Response: The Company has complied with the SEC staff comment.

b.	Comment: Please disclose that 1) the General Account is subject to the claims of the other creditors of the Company, and 2) investors ought to consider the financial strength of the Company for payment of guarantees under the Policy.

Response: The Prospectus discloses in the first paragraph in the “THE DECLARED INTEREST OPTION” section on page 44 that the assets in the General Account are subject to the Company’s general liabilities from business operations. The Amendment adds the following sentence: “Thus, those guarantees are subject to our financial strength and claims paying ability and the risk that we may default on the guarantees.”

U.S. Securities and Exchange Commission

April     , 2009

8.	Comment: With regard to voting rights, for consistency, please add the last sentence of the third paragraph under the “VOTING RIGHTS” section on page 54 of the prospectus in the Form N-4 registration statement for EquiTrust Life Annuity Account (File No. 333-46597) to the end of the second paragraph under the “ADDITIONAL INFORMATION—Voting Rights” section on page 55 of the Prospectus.

Response: The Company has complied with the SEC staff comment.

9.	Comment: Please clarify that the “Legal Proceedings” section on page 57 of the Prospectus is current and in compliance with Item 13 of Form N-6.

Response: The Company confirms that the disclosure in the “Legal Proceedings” section of the Prospectus is current and in compliance with Item 13 of Form N-6.

10.	Comment: Move the Living Tradition Account (“LTA”) disclosure from the SAI to the Prospectus.

Response: In response to the SEC staff comment, the Company has moved the “Payment Options” section in the SAI, including the discussion of the LTA, to the Prospectus.

11.	Comment: Note the absence of Appendix A.

Response: The Amendment has added Appendix A.

12.	Comment: Please provide Tandy representations and written responses to the above comments in a letter filed as correspondence on EDGAR.

Response: The Company has provided the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence with the Amendment.

13.	Comment: Please also provide written responses to the following comments prior to the effective date of this filing: 1, 4, 6, and 7.

Response: The Company has complied with the SEC staff comment.

*  *  *  *  *

We believe that the Amendment is complete and responds to all SEC staff comments. If you have any questions regarding this letter or the enclosed Amendment, please contact the

U.S. Securities and Exchange Commission

April     , 2009

undersigned at (202) 383-0118. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/Thomas E. Bisset
Thomas E. Bisset

Attachment

cc:	Sonny Oh

Jennifer Morgan

Sara Tamisiea

Lisa Flanagan

The next table shows the minimum and maximum fees and expenses (both before and after contractual fee waivers and expense reimbursements) charged by any of the Investment Options for the fiscal year ended December 31, 2008. More detail concerning each Investment Option’s fees and expenses is contained in the prospectus for each Investment Option.

Annual Investment Option Operating Expenses

(expenses that are deducted from Investment Option assets)(24)

	Minimum	Maximum
Total Annual Investment Option Operating Expenses (expenses that are deducted from Investment Option assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.35%	1.49%
Total Annual Investment Option Operating Expenses After Contractual Fee Waiver or Reimbursement(25)	0.35%	1.49%

(24)  For certain Investment Options, certain expenses were reimbursed or fees waived during 2008. It is anticipated that these voluntary expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these arrangements and any contractual expense reimbursement and fee waiver arrangements, annual Investment Option operating expenses would have been:

	Minimum	Maximum
Total Annual Investment Option Operating Expenses (expenses that are deducted from Investment Option assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.35%	1.28%

(25)  The “Total Annual Investment Option Operating Expenses After Contractual Fee Waiver or Reimbursement” line in the above table shows the range of minimum and maximum fees and expenses based on the expenses of all Investment Options after taking into account contractual fee waiver or reimbursement arrangements in place. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Policyowners and will continue until at least April 30, 2010. Seven Investment Options currently have contractual reimbursement or fee waiver arrangements in place.

FARM BUREAU LIFE INSURANCE COMPANY AND THE VARIABLE ACCOUNT

Farm Bureau Life Insurance Company

Farm Bureau Life Insurance Company is a stock life insurance company which was incorporated in the State of Iowa on October 30, 1944. At December 31, 2008, Iowa Farm Bureau Federation owned shares of various classes representing 65.10% of the outstanding voting power of FBL Financial Group, Inc., which owns 100% of our voting shares. Our principal offices are at 5400 University Avenue, West Des Moines, Iowa 50266.

IMSA

The Company is a member of the Insurance Marketplace Standards Association (“IMSA”). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member of IMSA, the Company may use the IMSA logo and language in advertisements.

The Variable Account

We established the Variable Account as a separate account on March 3, 1987. The Variable Account receives and invests the premiums under the Policy, and may receive and invest net premiums for

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